GATX Corporation 500 West Monroe Street Chicago, IL 60661	Robert C. Lyons Vice President & Chief Financial Officer

Tel: 312.621.6633
Fax: 312.621.6644
February 9, 2007
VIA EXPRESS MAIL
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 5546
100 F Street, N.E.
Washington, D.C. 20549-5546
Attention: Mr. Steven Jacobs

Re:	GATX Financial Corporation (“GFC”)
File No. 001-08319
Dear Mr. Jacobs:
     You’ll recall from prior correspondence and telephone conversations that two of our equity investments, CL Air and Pembroke, exceeded the significance threshold in accordance with Rule 3-09 of Regulation S-X (“Rule 3-09”) for the year ended December 31, 2005.
     Both CL Air and Pembroke were part of our Air business that was sold in 2006 and early 2007. As a result, the operations of both CL Air and Pembroke will be reported as part of discontinued operations in all periodic filings and registration statements, beginning with the Form 10-Q we filed for the period ending September 30, 2006. We completed the sale of our interest in Pembroke in July 2006 and we sold our interest in CL Air in January 2007. The attributes of CL Air and Pembroke did not exceed the Rule 3-09 significance thresholds in 2006 and we will have no continuing interest in either of these investments.
     Rule 3-09 directs issuers to file with Form 10-K the audited financial statements for any significant equity method investments not only for the year such investment was deemed significant, but in all following Form 10-K’s that include such year. Thus in GFC’s case, Rule 3-09 requires us to file the 2005 audited financial statements of CL Air and Pembroke in each of our 2006 and 2007 Form 10-K’s. Based on the facts and circumstances related to these former investments, we do not believe the exclusion of the CL Air and Pembroke audited financial statements from our 2006 and 2007 Form 10-K filings rises to the level of an omission of material information or otherwise impacts the content of our financial statements. As a result, we respectfully request a waiver from including the audited financial statements of CL Air and Pembroke in our 2006 and 2007 Annual Reports to be filed in Form 10-K.

Mr. Steven Jacobs
January 9, 2007

     We would be pleased to discuss this issue in further detail, at your convenience. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.
Sincerely,

RCL/mm
enclosure

cc:	D.A. Golden
W.M. Muckian
Ms. Claire Erlanger, SEC Staff